Exhibit 99.2
KINGSOFT CLOUD HOLDINGS LIMITED
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

KINGSOFT CLOUD HOLDINGS LIMITED
AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2022
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)
	As at
	Notes	December 31, 2021	March 31, 2022	March 31, 2022
		RMB	RMB (unaudited)	US$ (unaudited)
ASSETS
Current assets:
Cash and cash equivalents		4,217,528	3,219,414	507,850
Restricted cash		239,093	163,025	25,717
Accounts receivable, net of allowance for credit losses of RMB32,265 and RMB32,384 (US$5,108) as of December 31, 2021 and March 31, 2022, respectively	5	3,570,975	3,525,311	556,104
Short-term investments		2,491,056	2,384,549	376,153
Prepayments and other assets	6	1,687,021	1,669,145	263,303
Amounts due from related parties	18	207,143	311,306	49,107
Total current assets		12,412,816	11,272,750	1,778,234
Non-current assets:
Property and equipment, net	7	2,364,103	2,421,162	381,929
Intangible assets, net	8	1,169,767	1,121,818	176,962
Goodwill	9	4,625,115	4,609,847	727,185
Prepayments and other assets	6	29,066	23,817	3,757
Equity investments	2	207,166	211,744	33,402
Amounts due from related parties	18	5,758	5,758	908
Deferred tax assets, net		7,798	3,637	574
Operating lease right-of-use assets	10	256,451	265,322	41,854
Total non-current assets		8,665,224	8,663,105	1,366,571
Total assets		21,078,040	19,935,855	3,144,805
LIABILITIES, NON-CONTROLLING INTETERSTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,733,487 and RMB2,407,188 (US$379,725) as of December 31, 2021 and March 31, 2022, respectively)		2,938,632	2,580,718	407,098
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2022 (continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)
	As at
	Notes	December 31, 2021	March 31, 2022	March 31, 2022
		RMB	RMB (unaudited)	US$ (unaudited)
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,208,868 and RMB868,376 (US$136,983) as of December 31, 2021 and March 31, 2022, respectively)	11	2,223,840	1,843,193	290,757
Short-term bank loans (including short-term bank loans of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,348,166 and RMB1,485,000 (US$234,253) as of December 31, 2021 and March 31, 2022, respectively)	12	1,348,166	1,491,144	235,222
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,026 and RMB nil (US$ nil) as of December 31, 2021 and March 31, 2022, respectively)	13	60,217	41,482	6,544
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB797,731 and RMB789,566 (US$124,551) as of December 31, 2021 and March 31, 2022, respectively)	18	836,435	824,737	130,099
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB70,672 and RMB70,172 (US$11,069) as of December 31, 2021 and March 31, 2022, respectively)	10	108,590	111,759	17,630
Total current liabilities		7,515,880	6,893,033	1,087,350
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB472,882 and RMB414,152 (US$65,331) as of December 31, 2021 and March 31, 2022, respectively)	18	472,882	414,152	65,331
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2022 (continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)
	As at
	Notes	December 31, 2021	March 31, 2022	March 31, 2022
		RMB	RMB (unaudited)	US$ (unaudited)
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2021 and March 31, 2022, respectively)		205,889	198,946	31,383
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB6,975 and RMB5,985 (US$944) as of December 31, 2021 and March 31, 2022, respectively)	11	1,232,677	1,239,669	195,553
Non-current operating lease liabilities (including non- current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB121,057 and RMB123,595 (US$19,497) as of December 31, 2021 and March 31, 2022, respectively)	10	158,289	173,664	27,395
Total non-current liabilities		2,069,737	2,026,431	319,662
Total liabilities		9,585,617	8,919,464	1,407,012
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized as of December 31, 2021 and March 31, 2022; 3,805,284,810 and 3,805,284,801 shares issued, 3,646,381,840 and 3,653,179,567 shares outstanding as of December 31, 2021 and March 31, 2022, respectively)		24,782	24,824	3,916
Additional paid-in capital		18,245,801	18,341,302	2,893,269
Accumulated deficit		(7,458,752)	(8,012,001)	(1,263,862)
Accumulated other comprehensive loss	20	(207,882)	(219,621)	(34,644)
Total Kingsoft Cloud Holdings Limited shareholders’ equity		10,603,949	10,134,504	1,598,679
Non-controlling interests		888,474	881,887	139,114
Total equity		11,492,423	11,016,391	1,737,793
Total liabilities, non-controlling interests and shareholders’ equity		21,078,040	19,935,855	3,144,805

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)
	For the three months ended March 31
	Notes	2021	2022	2022
		RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Revenues:	4,18
Public cloud services (including related party amounts of RMB225,903 and RMB265,682 (US$41,910) for the three months ended March 31, 2021 and 2022, respectively)		1,391,833	1,380,807	217,817
Enterprise cloud services (including related party amounts of RMB nil and RMB17,313 (US$2,731) for the three months ended March 31, 2021 and 2022, respectively)		420,032	792,509	125,015
Others		1,667	493	78
Total revenues		1,813,532	2,173,809	342,910
Cost of revenues (including related party amounts of RMB6 and RMB nil (US$ nil) for the three months ended March 31, 2021 and 2022, respectively)	18	(1,697,029)	(2,093,851)	(330,297)
Gross profit		116,503	79,958	12,613
Operating expenses:
Selling and marketing expenses		(112,826)	(144,405)	(22,779)
General and administrative expenses		(91,177)	(221,763)	(34,982)
Research and development expenses		(264,636)	(246,633)	(38,905)
Total operating expenses		(468,639)	(612,801)	(96,666)
Operating loss		(352,136)	(532,843)	(84,053)
Interest income		17,746	21,157	3,337
Interest expense		(3,866)	(34,066)	(5,374)
Foreign exchange loss		(48,375)	(18,741)	(2,956)
Other gain (loss), net		5,782	(12,035)	(1,898)
Other income, net		1,926	20,038	3,161
Loss before income taxes		(378,923)	(556,490)	(87,783)
Income tax (expense) benefit	13	(3,286)	1,670	263
Net loss		(382,209)	(554,820)	(87,520)
Less: net income (loss) attributable to non-controlling interests		255	(1,571)	(248)
Net loss attributable to Kingsoft Cloud Holdings Limited		(382,464)	(553,249)	(87,272)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022 (continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)
	For the three months ended March 31
	Notes	2021	2022	2022
		RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Net loss per share:
Basic and diluted	16	(0.11)	(0.15)	(0.02)
Shares used in the net loss per share computation:
Basic and diluted	16	3,343,336,997	3,648,282,282	3,648,282,282
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		70,773	(9,764)	(1,540)
Comprehensive loss		(311,436)	(564,584)	(89,060)
Less: Comprehensive income attributable to non-controlling interests		255	408	64
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(311,691)	(564,992)	(89,124)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)
	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total Kingsoft Cloud Holdings Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number of shares*	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,339,618,633	22,801	14,149,984	(68,440)	(5,864,356)	8,239,989	61	8,240,050
Adoption of ASC 326	—	—	—	—	(5,684)	(5,684)	—	(5,684)
Net loss	—	—	—	—	(382,464)	(382,464)	255	(382,209)
Other comprehensive income	—	—	—	70,773	—	70,773	—	70,773
Share-based compensation	—	—	123,113	—	—	123,113	—	123,113
Exercise and vesting of share-based awards	10,245,675	67	4,104	—	—	4,171	—	4,171
Balance as of March 31, 2021 (unaudited)	3,349,864,308	22,868	14,277,201	2,333	(6,252,504)	8,049,898	316	8,050,214
Balance as of December 31, 2021	3,646,381,840	24,782	18,245,801	(207,882)	(7,458,752)	10,603,949	888,474	11,492,423
Net loss	—	—	—	—	(553,249)	(553,249)	(1,571)	(554,820)
Other comprehensive (loss) income	—	—	—	(11,743)	—	(11,743)	1,979	(9,764)
Capital contribution from non-controlling interests	—	—	—	—	—	—	2,143	2,143
Disposal of a subsidiary	—	—	—	4	—	4	(9,138)	(9,134)
Share-based compensation	—	—	93,182	—	—	93,182	—	93,182
Exercise and vesting of share-based awards	6,797,727	42	2,319	—	—	2,361	—	2,361
Balance as of March 31, 2022 (unaudited)	3,653,179,567	24,824	18,341,302	(219,621)	(8,012,001)	10,134,504	881,887	11,016,391
Balance as of March 31, 2022, in US$ (unaudited)	3,653,179,567	3,916	2,893,269	(34,644)	(1,263,862)	1,598,679	139,114	1,737,793

*
As of March 31, 2021 and 2022, 196,260,647 and 152,105,234 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
	For the three months ended March 31
	2021	2022	2022
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(382,209)	(554,820)	(87,520)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	180,466	287,481	45,349
Share-based compensation	123,113	93,182	14,699
Provision for credit losses	13,096	66,431	10,479
Changes in fair value of financial instruments	(5,782)	123	19
Impairment of equity investments	—	5,000	789
Changes in fair value of purchase consideration of a business acquisition	—	6,912	1,090
Impairment of contract costs	—	3,431	541
Foreign exchange loss	48,375	18,741	2,956
Deferred income tax	(29)	(2,782)	(439)
Non-cash operating lease expenses	14,564	18,129	2,860
Gain on disposal of property and equipment	(1)	(2,986)	(471)
Changes in operating assets and liabilities:
Accounts receivable	(315,107)	(24,299)	(3,832)
Prepayment and other assets	(87,632)	70,927	11,188
Amounts due from related parties	15,629	(104,162)	(16,431)
Accounts payable	117,955	(339,292)	(53,522)
Accrued expenses and other liabilities	(224,425)	(138,184)	(21,798)
Operating lease liabilities	(1,767)	(8,455)	(1,334)
Amounts due to related parties	3,347	(2,650)	(418)
Income tax payable	3,256	(18,735)	(2,955)
Net cash used in operating activities	(497,151)	(626,008)	(98,750)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(212,172)	(620,953)	(97,953)
Disposals of property and equipment	—	3,720	587
Purchases of intangible assets	(1,249)	(1,413)	(223)
Purchases of short-term investments	(496,476)	(861,033)	(135,824)
Proceeds from maturities of short-term investments	543,952	957,525	151,046
Acquisition of business, net of cash acquired	(72,835)	(35)	(6)
Disposal of a subsidiary	—	(2,577)	(407)
Asset-related government grants received	600	—	—
Net cash used in investing activities	(238,180)	(524,766)	(82,780)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022 (continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
	Notes	For the three months ended March 31
		2021	2022	2022
		RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term bank loans		—	(30,000)	(4,732)
Proceeds from short-term bank loans		96,000	172,977	27,286
Payments of offering cost		(1,311)	(297)	(47)
Capital contribution from non-controlling interests		—	2,143	338
Repayment of loans due to related parties		—	(54,788)	(8,643)
Proceeds from exercise of options		4,165	7,574	1,195
Net cash generated from financing activities		98,854	97,609	15,397
Effect of exchange rate changes on cash and cash equivalents, and restricted cash		5,251	(21,017)	(3,315)
Net decrease in cash and cash equivalents, and restricted cash		(636,477)	(1,053,165)	(166,133)
Cash and cash equivalents, and restricted cash at beginning of period		3,424,674	4,456,621	703,015
Cash and cash equivalents, and restricted cash at end of period		2,793,448	3,382,439	533,567
Supplemental disclosures of cash flow information:
Restricted cash		—	163,025	25,717
Income taxes paid		59	19,845	3,130
Interest expense paid		3,664	45,654	7,202
Cash payments for operating leases		578,086	1,409	222
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	11	198,180	524,581	82,751
Right-of-use assets obtained in exchange for operating lease liabilities		—	23,980	3,783
Offering costs included in accrued expenses and other liabilities		—	3,016	475
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
1. ORGANIZATION AND BASIS OF PRESENTATION
Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, the variable interest entities and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, which are located in the People’s Republic of China (the “PRC”), Hong Kong (“HK”) and the United States (the “U.S.”).
The Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:
Name	Place of establishment	Date of establishment/ acquisition	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd.	PRC	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd.	PRC	December 15, 2015	100%	Research and development
Camelot Technology Co., Ltd. (“Beijing Camelot”)	PRC	September 3, 2021	82.15%	Enterprise digital solutions and related services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd.	PRC	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd.	PRC	April 13, 2018	Nil	Investment holding
Variable interest entities’ subsidiaries:
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd.	PRC	May 30, 2019	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd.	PRC	December 26, 2017	Nil	Cloud services
Beijing Kingsoft Cloud Network Technology Co., Ltd.	PRC	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd.	PRC	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC	March 31, 2016	Nil	Cloud services

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
1. ORGANIZATION AND BASIS OF PRESENTATION (continued)
These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021.
In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.
To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Zhuhai Kingsoft Cloud Technology Co., Ltd. and Kingsoft Cloud (Beijing) Information Technology Co., Ltd., and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through Beijing Kingsoft Cloud Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd. (collectively, the “WFOE”) has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
1. ORGANIZATION AND BASIS OF PRESENTATION (continued)
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s condensed consolidated balance sheets, interim condensed consolidated statements of comprehensive loss and interim condensed consolidated statements of cash flows:
	As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,209,647	1,195,395	188,568
Restricted cash	89,704	14,350	2,264
Accounts receivable, net of allowance for credit losses of RMB30,082 and RMB20,245 (US$3,194) as of December 31, 2021 and March 31, 2022, respectively	3,170,860	3,062,754	483,137
Prepayments and other assets	907,350	967,939	152,689
Amounts due from related parties	184,137	285,703	45,069
Amounts due from subsidiaries of the Group	2,157,428	2,000,443	315,562
Total current assets	8,719,126	7,526,584	1,187,289
Non-current assets:
Property and equipment, net	2,157,093	2,188,702	345,260
Intangible assets, net	93,662	83,152	13,117
Prepayments and other assets	27,036	23,374	3,687
Goodwill	64,082	48,814	7,700
Equity investments	162,244	167,185	26,373
Amounts due from related parties	4,712	4,712	743
Operating lease right-of-use assets	184,908	178,098	28,095
Total non-current assets	2,693,737	2,694,037	424,975
Total assets	11,412,863	10,220,621	1,612,264
LIABILITIES
Current liabilities:
Accounts payable	2,733,487	2,407,188	379,725
Accrued expenses and other liabilities	1,208,868	868,376	136,983
Short-term bank loans	1,348,166	1,485,000	234,253
Income tax payable	1,026	—	—
Amounts due to related parties	797,731	789,566	124,551
Current operating lease liabilities	70,672	70,172	11,069
Amounts due to subsidiaries of the Group	1,597,946	1,943,554	306,589
Total current liabilities	7,757,896	7,563,856	1,193,170
Non-current liabilities:
Other liabilities	6,975	5,985	944
Non-current operating lease liabilities	121,057	123,595	19,497
Amounts due to related parties	472,882	414,152	65,331
Amounts due to subsidiaries of the Group	7,486,525	7,057,639	1,113,315
Total non-current liabilities	8,087,439	7,601,371	1,199,087
Total liabilities	15,845,335	15,165,227	2,392,257

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
1. ORGANIZATION AND BASIS OF PRESENTATION (continued)
	For the three months ended March 31
	2021	2022	2022
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Revenues	1,688,141	1,453,024	229,209
Net loss	(380,102)	(571,892)	(90,214)
Net cash used in operating activities	(518,574)	(597,343)	(94,228)
Net cash used in investing activities	(217,870)	(583,552)	(92,053)
Net cash generated from financing activities	604,689	82,046	12,942
The carrying amounts of the assets, liabilities, and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.
The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 93.09% and 66.84% of the Group’s consolidated revenue for the three months ended March 31, 2021 and 2022, respectively, after elimination of inter-entity transactions.
As of March 31, 2022, other than RMB750,000 (US$118,310) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group (Note 18), and RMB14,350 (US$2,264) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers and to guarantee certain revenue contracts, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIE’s subsidiaries are without recourse to the Company.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s interim condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Convenience translation
Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.3393 per US$1.00 on March 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Restricted cash
Restricted cash mainly represents the cash reserved in escrow accounts for purchase consideration in relation to a business acquisition, cash secured for certain payables to suppliers and advances paid by certain customers to guarantee the Group’s performance under certain revenue contracts.
Equity investments
The Group’s equity investments are long-term investments in unlisted companies based in the PRC over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock. As of December 31, 2021 and March 31, 2022, the carrying amounts of the Group’s equity investments measured using the measurement alternative were RMB207,166 and RMB211,744 (US$33,402), respectively, including accumulated impairment of RMB nil and RMB5,000 (US$789), and accumulated upward adjustment of RMB96,793 and RMB96,793 (US$15,269), respectively. The Group recognized RMB5,782 and RMB nil (US$ nil) of unrealized gains (upward adjustments), and RMB nil and RMB nil (US$ nil) of unrealized losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer in other gain (loss), net on the interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2021 and 2022, respectively.
In February 2022, the Group disposed certain equity interests in Beijing Yunshu Xunlian Technology Co., Ltd. (“Beijing Yunshu”), and deconsolidated Beijing Yunshu’s financial results from the Group’s consolidated financial statements from the date of disposal. The Group measured its remaining interests in Beijing Yunshu at fair value upon deconsolidation, and the loss recognized from the disposal of Beijing Yunshu was immaterial. Subsequent to the deconsolidation, the Group owns 15.63% equity interests in Beijing Yunshu and the remaining equity interests are accounted for using the measurement alternative.
Fair value measurements
Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, equity investments, accounts payable, purchase consideration payable, certain other liabilities, amounts due from and due to related parties and bank loans. For equity investments, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The carrying amounts of the bank loans approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities (Level 2 fair value measurement). The Group applies ASC 820 in measuring fair value. ASC 820 defines fair

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Fair value measurements (continued)
value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 —
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Adoption of ASC 326
On January 1, 2021, the Group adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2021 by RMB5,684 (US$897).
Accounts receivable and contract assets, net
The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the interim condensed consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.
Share-based compensation
The Group applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Share-based compensation (continued)
employees only and are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.
The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.
A change in the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based award, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.
Concentration of credit risks
The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.
Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2021 and March 31, 2022, the Group had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2021, the Group had one customer, with a contract asset balance exceeding 10% of the total contract asset balance. As of March 31, 2022, no individual customer accounted for more than 10% of the total contract assets balance. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.
Impact of COVID-19
For the three months ended March 31, 2021 and 2022, COVID-19 has had immaterial impact on the Group’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including allowance for credit losses, equity investments, long-lived assets and goodwill subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.
Recent accounting pronouncements
In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent accounting pronouncements (continued)
transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group adopted this guidance on January 1, 2022 and does not expect any material impact on the Group’s consolidated financial statements as a result of adopting the new standard.
3. BUSINESS COMBINATION
Acquisition of Shenzhen Yunfan
In March 2021, the Group completed the acquisition of 100% equity interest in Shenzhen Yunfan Acceleration Technology Co., Ltd. and its subsidiary (collectively, “Shenzhen Yunfan”). Shenzhen Yunfan is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions, and the acquisition is expected to enhance the Group’s expertise in public cloud services. The results of Shenzhen Yunfan have been included in the Group’s consolidated financial statements since April 2021.
The total cash purchase price consideration was RMB126,400 (US$19,939). The Group recognized RMB586 (US$92) of net assets acquired excluding intangible assets, RMB77,000 (US$12,146) of intangible assets which comprised of technology, trademark and domain name, and RMB48,814 (US$7,700) of goodwill resulted from the acquisition. Goodwill recognized represents the expected synergies from integrating Shenzhen Yunfan with the Group’s existing cloud business and is not deductible for tax purposes.
Acquisition of Camelot
In September 2021, the Group completed the acquisition of Camelot Technology Co., Ltd. and its subsidiaries (collectively referred to as “Camelot”). Camelot is mainly engaged in enterprise digital solutions and enterprise digital services, and the acquisition is expected to further develop the Group’s enterprise cloud business. The results of Camelot have been included in the consolidated financial statements of the Group since September 2021.
The total purchase consideration was RMB5,290,553 (US$834,564), which consisted of cash consideration of RMB751,974 (US$118,621) and equity consideration of RMB4,538,579 (US$715,943). Goodwill recognized represents the expected synergies from integrating Camelot with the Group’s existing enterprise cloud business and is not tax deductible. The table below summarizes the estimated fair values of the assets acquired and liabilities assumed from Camelot as of the acquisition date:

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
3. BUSINESS COMBINATION (continued)
Acquisition of Camelot (continued)
	Camelot
	RMB	US$
Total fair value of purchase consideration	5,290,553	834,564
Less:
Cash and cash equivalents	618,439	97,556
Restricted cash	1,126	178
Accounts receivable and other assets	940,297	148,329
Property and equipment, net	12,224	1,928
Intangible assets:
Customer relationship	620,100	97,818
Trademarks	474,000	74,772
Copyrights	34,100	5,379
Deferred tax assets	59,060	9,316
Deferred tax liabilities	(268,490)	(42,353)
Accounts payable and other liabilities	(878,885)	(138,641)
Non-controlling interests	(882,451)	(139,203)
Goodwill	4,561,033	719,485
The purchase price allocation of Camelot is substantially complete with the exception of, primarily, certain tax matters. Any measurement period adjustments resulting from the finalization of the Group’s purchase price allocation are not expected to be material.
The valuations used in the purchase price allocation for the acquisitions were determined by the Group with the assistance of independent third-party valuation firms using the income approach (a Level 3 measurement). Significant assumptions used in the valuation of intangible assets included projected revenue growth rates, operating margin, customer attrition rates, royalty rates and discount rate. Non-controlling interests at the acquisition date was measured by applying the equity percentage held by non-controlling shareholders and a discount for lack of control premium to the fair value of the acquired business of Camelot.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
4. REVENUES
The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:
	For the three months ended March 31
	2021	2022	2022
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Public cloud services recognized over time	1,391,833	1,380,807	217,817
Enterprise cloud services:
Recognized at a point in time	417,906	265,609	41,899
Recognized over time	2,126	526,900	83,116
	420,032	792,509	125,015
Others:
Recognized at a point in time	1,025	—	—
Recognized over time	642	493	78
	1,667	493	78
	1,813,532	2,173,809	342,910
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at March 31, 2022 are primarily related to enterprise cloud services, which are as follows:
	RMB (unaudited)	US$ (unaudited)
Within one year	37,226	5,872
More than one year	27,197	4,290
Total	64,423	10,162
Contract Balances
Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.
	For the three months ended March 31
	2021	2022	2022
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Revenue recognized from amounts included in contract liabilities at the beginning of the period	35,439	103,873	16,386
5. ACCOUNTS RECEIVABLE, NET
	As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Accounts receivable	3,603,240	3,557,695	561,212
Allowance for credit losses	(32,265)	(32,384)	(5,108)
Accounts receivable, net	3,570,975	3,525,311	556,104

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
5. ACCOUNTS RECEIVABLE, NET (continued)
The movements of the allowance for credit losses were as follows:
	For the three months ended March 31
	2021	2022	2022
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Balance at beginning of the period	15,770	32,265	5,090
Adoption of ASC 326*	5,684	—	—
Provision for expected credit losses	13,096	78,811	12,431
Write-offs charged against the allowance	(24,783)	(67,903)	(10,711)
Recoveries during the period	—	(10,789)	(1,702)
Balance at end of the period	9,767	32,384	5,108

*
Starting from January 1, 2021, the Group adopted ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative effect of increasing the opening balance of accumulated deficit approximately of RMB5,684 (US$897).

6. PREPAYMENTS AND OTHER ASSETS
	As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Current portion:
Prepayments to suppliers	162,528	158,622	25,022
Contract costs*	145,628	151,153	23,844
Contract assets, net**	550,068	528,691	83,399
VAT prepayments	619,391	670,080	105,704
Interest receivable	21,463	18,027	2,844
Individual income tax receivable*** (Note 11)	48,949	5,669	894
Others	138,994	136,903	21,596
	1,687,021	1,669,145	263,303
Non-current portion:
Prepayments for electronic equipment	25,388	20,965	3,307
Others	3,678	2,852	450
	29,066	23,817	3,757

*
Represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**
Represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The allowance for credit losses on contract assets was RMB1,591 and RMB nil (US$ nil) as of December 31, 2021 and March 31, 2022, respectively. The amounts charged to expenses for credit losses on contract assets and recoveries from the allowance were RMB2,586 (US$409) and RMB4,177 (US$659) for the three months ended March 31, 2022, respectively.

***
Represents amounts due from certain employees related to their individual income taxes (“IIT”) arising from exercise and vesting of share-based awards.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
7. PROPERTY AND EQUIPMENT, NET
	As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Electronic equipment	5,123,149	5,410,893	853,547
Office equipment and fixtures	15,462	15,768	2,487
Data center machinery and equipment	144,328	144,328	22,767
Building	15,768	158,434	24,993
Construction in progress	147,817	3,435	542
	5,446,524	5,732,858	904,336
Less: accumulated depreciation	(3,082,421)	(3,311,696)	(522,407)
Property and equipment, net	2,364,103	2,421,162	381,929
Depreciation expense of the property and equipment for the three months ended March 31, 2021 and 2022 was RMB176,683 and RMB244,727 (US$38,605), respectively.
8. INTANGIBLE ASSETS, NET
	As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Customer relationships	620,100	620,833	97,934
Patents and technologies	67,900	60,900	9,607
Trademarks and domain names	497,098	497,043	78,407
Software and copyrights	71,752	77,800	12,273
Others	3,637	3,147	496
	1,260,487	1,259,723	198,717
Less: accumulated amortization
Customer relationships	(32,637)	(57,146)	(9,016)
Patents and technologies	(8,138)	(10,150)	(1,601)
Trademarks and domain names	(20,722)	(33,093)	(5,220)
Software and copyrights	(26,692)	(35,042)	(5,528)
Others	(2,531)	(2,474)	(390)
	(90,720)	(137,905)	(21,755)
Intangible assets, net	1,169,767	1,121,818	176,962
Amortization expense of intangible assets for the three months ended March 31, 2021 and 2022 was RMB3,783 and RMB42,754 (US$6,744), respectively. As of March 31, 2022, estimated amortization expense of the existing intangible assets for each of the next five years is as follows:

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
8. INTANGIBLE ASSETS, NET (continued)
	RMB	US$
	(unaudited)	(unaudited)
Remaining nine months of 2022	127,673	20,140
2023	169,313	26,708
2024	167,653	26,447
2025	165,195	26,059
2026 and thereafter	491,984	77,608
Total	1,121,818	176,962
9. GOODWILL
The changes in the carrying amount of goodwill were as follows:
	Cloud service and solutions	Cloud-based digital solutions and services	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	3,669,031	956,084	4,625,115
Disposal of a subsidiary (unaudited)	(15,268)	—	(15,268)
Balance as of March 31, 2022 (unaudited)	3,653,763	956,084	4,609,847
Balance as of March 31, 2022, in US$ (unaudited)	576,367	150,818	727,185
10. LEASES
As of March 31, 2022, the undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the interim condensed consolidated balance sheets were as below:
	RMB	US$
	(unaudited)	(unaudited)
Remaining nine months of 2022	110,655	17,455
2023	64,238	10,133
2024	55,303	8,724
2025	34,042	5,370
2026 and thereafter	75,599	11,925
Total future lease payments	339,837	53,607
Less: imputed interest	(54,414)	(8,582)
Total lease liability balance	285,423	45,025

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Current portion:
Customer advances	378,957	341,712	53,904
Salary and welfare payable	600,775	534,855	84,371
Purchase of property and equipment	759,391	524,581	82,751
Accrued expenses	116,021	101,039	15,939
Other tax and surcharges payable	91,287	83,455	13,165
Deferred government grants	8,488	5,339	842
Purchase consideration payable*	148,038	147,399	23,252
Individual income tax payable** (Note 6)	48,949	2,418	381
Others	71,934	102,395	16,152
	2,223,840	1,843,193	290,757
Non-current portion:
Deferred government grants	6,975	5,985	944
Purchase consideration payable*	1,180,470	1,187,382	187,305
Others	45,232	46,302	7,304
	1,232,677	1,239,669	195,553

*
The amount represents the remaining purchase consideration to acquire Camelot. As of March 31, 2022, the current portion represents amounts reserved in escrow accounts, among which, RMB123,654 (US$19,506) was released to the selling shareholders in May 2022. The non-current portion of RMB253,171 (US$39,937) and RMB934,211 (US$147,368) will be settled by cash and ordinary shares of the Company, respectively, by June 30, 2023.

**
Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.

12. BANK LOANS
As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Short-term bank loans	1,348,166	1,491,144	235,222
The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2021 and March 31, 2022 was 4.59% and 4.59%, respectively.
There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
13. TAXATION
There is an immaterial provision for income taxes because the Company and a majority of its consolidated entities are in a current loss position for all the periods presented. The Company recorded a full valuation allowance against deferred tax assets of a majority of its consolidated entities because they were in a cumulative loss position as of December 31, 2021 and March 31, 2022.
As of December 31, 2021 and March 31, 2022, the Group had unrecognized tax benefits of RMB59,049 and RMB41,345 (US$6,522), of which RMB43,095 and RMB24,118 (US$3,805), respectively, were deducted against the deferred tax assets on tax losses carried forward, and the remaining amounts of RMB15,954 and RMB17,227 (US$2,717), respectively, were presented in other liabilities in the interim condensed consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2021 and March 31, 2022, were primarily related to the tax-deduction of accrued interest expenses and profit before tax differences. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021 and March 31, 2022, there are RMB15,954 and RMB17,227 (US$2,717) of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. For the periods presented, the Group did not record any interest related to unrecognized tax benefits. In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2018 through 2021 remain open to examination by the respective tax authorities.
14. SHARE-BASED PAYMENTS
During the three months ended March 31, 2022, the Board of Directors approved the grants of 76,895,312 awards and 8,417,040 awards to employees under the Share Award Scheme and Share Option Scheme, respectively. The share-based awards are accounted for as equity awards and generally contain service vesting conditions, which generally vest over a period from two to five years. The fair value of the awarded shares is the price of the Company’s publicly traded shares at their respective grant dates.
Fair value of share options
The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, the Group uses the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
14. SHARE-BASED PAYMENTS (continued)
Fair value of share options (continued)
The assumptions used to estimate the fair value of the share options granted are as follows:
	For the three months ended March 31
	2021	2022
Risk-free rate	1.13% – 1.62%	1.75% – 2.00%
Expected volatility range	37.00% – 38.03%	35.62% – 42.06%
Exercise multiple	2.20 – 2.80	2.20
Fair market value per ordinary share as at valuation dates	US$3.04 – US$3.49	US$0.33 – US$0.73
Share based compensation expense for the three months ended March 31, 2021 and 2022 was RMB123,113 and RMB93,182, respectively.
15. RESTRICTED NET ASSETS
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB3,590,295 (US$566,355) as of March 31, 2022.
16. LOSS PER SHARE
Basic and diluted loss per share for the periods presented are calculated as follows:
	For the three months ended March 31
	2021	2022	2022
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(382,464)	(553,249)	(87,272)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,343,336,997	3,648,282,282	3,648,282,282
Basic and diluted loss per share	(0.11)	(0.15)	(0.02)
For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable. The effects of all outstanding options and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.
17. TREASURY STOCK
In March 2022, the Company was authorized to adopt a share repurchase program under which the Company may repurchase up to US$100,000 of its ordinary shares in the form of ADSs during a twelve-month period. As of March 31, 2022, no shares have been repurchased by the Company.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
18. RELATED PARTY TRANSACTIONS
a)
Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited (“Kingsoft”) and its subsidiaries (“Kingsoft Group”)	Principal shareholder of the Company
Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entities controlled by a director of the Company

b)
The Group had the following related party transactions:

	For the three months ended March 31
	2021	2022	2022
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Revenues:
Public cloud services provided to Xiaomi Group	193,913	220,741	34,821
Public cloud services provided to Kingsoft Group	31,990	44,941	7,089
Enterprise cloud services provided to Xiaomi Group	—	15,275	2,410
Enterprise cloud services provided to Kingsoft Group	—	2,038	321
	225,903	282,995	44,641
Purchase of devices from Xiaomi Group	69	29	5
Interest expense on loan due to Xiaomi Group	—	11,386	1,796
Interest expense on loan due to Kingsoft Group	—	5,812	917
Rental of building from Xiaomi Group*	16,662	13,305	2,099
Administrative services from Kingsoft Group	3,025	3,557	561
	19,756	34,089	5,378

*
The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2021 and March 31, 2022, the related operating lease right-of-use assets amounted to RMB210,551 and RMB201,889 (US$31,847) and operating lease liabilities amounted to RMB238,180 and RMB241,445 (US$38,087), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
18. RELATED PARTY TRANSACTIONS (continued)
c)
The Group had the following related party balances at the end of the periods:

	As at
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Amounts due from related parties:
Xiaomi Group	175,170	270,138	42,613
Kingsoft Group	37,731	46,926	7,402
	212,901	317,064	50,015
Amounts due to related parties:
Kingsoft Group*	544,376	543,330	85,708
Xiaomi Group**	764,941	695,559	109,722
	1,309,317	1,238,889	195,430

*
During 2021, the Group entered into a loan agreement with Kingsoft Group for an aggregate principal amount of RMB500,000 (US$78,873) bearing a fixed annual interest rate of 4.65%. The loan will be repaid in November 2022.

**
During 2021, the Group entered into several loan agreements with Xiaomi Group which are secured by the Group’s electronic equipment. As of December 31, 2021 and March 31, 2022, the fixed interest rate for these loans was 4.36%. As of December 31, 2021 and March 31, 2022, the current portion of the loans was RMB236,206 and RMB238,543 (US$37,629), and the non-current portion of the loans was RMB472,882 and RMB414,152 (US$65,331), respectively. Under the terms of the agreements, the Group will repay in fixed quarterly installments over 3 years according to the following schedule:

	2022	2022
	RMB	US$
Remaining nine months of 2022	179,813	28,365
2023	241,168	38,043
2024	231,714	36,552
	652,695	102,960
All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for loans from Xiaomi Group and Kingsoft Group are repayable on demand unless otherwise disclosed. The credit losses for the amount due from related parties were immaterial for the periods presented.
19. COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
The Group has commitments for the construction of a data center of RMB34,312 (US$5,413) at March 31, 2022, which are scheduled to be paid within one year.
Contingencies
The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)
20. ACCUMULATED OTHER COMPREHENSIVE LOSS
RMB
Balance as of January 1, 2021	(68,440)
Foreign currency translation adjustments, net of tax of nil	70,773
Balance as of March 31, 2021 (unaudited)	2,333
Balance as of January 1, 2022	(207,882)
Disposal during the year	4
Foreign currency translation adjustments, net of tax of nil	(11,743)
Balance as of March 31, 2022 (unaudited)	(219,621)
Balance as of March 31, 2022, in US$ (unaudited)	(34,644)
There have been no reclassifications out of accumulated other comprehensive loss to net loss for the periods presented.
21. SUBSEQUENT EVENT
In June 2022, the Company entered into a cash enhanced share repurchase agreement with Goldman Sachs International (“GSI”), and prepaid US$5,000 to GSI for a written put option on the Company’s ordinary shares. The transaction will be settled in September 2022.